

Mail Stop 4561

August 3, 2007

Nicholas D. Gerber
Management Director
United States 12 Month Natural Gas Fund, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA 94502

> **Re: United States 12 Month Natural Gas Fund, L.P.**
> **Registration Statement on Form S-1**
> **Filed July 6, 2007**
> **Registration No. 333-144409**

Dear Mr. Gerber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are a registered commodity pool. Please confirm to us that you have filed this registration statement with the National Futures Association for their review.

2. Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you, the authorized purchasers or others expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

Prospectus Summary, page 1

3. On the cover page you expressly disclose that your investment objective is to have the changes in your units' net asset value reflect the changes in the price of "natural gas delivered at the Henry Hub, Louisiana, as measured by the changes in the average of prices of 12 futures contracts on natural gas traded on the New York Mercantile Exchange. . . ." Later in the document you disclose that you may also "invest in other natural gas-related investments. . . ." The disclosure appears inconsistent. Please revise to reconcile your disclosure. In the appropriate location, revise to explain how investing in other natural gas related investments is part of the objective to reflect the changes on the New York Mercantile Exchange.

4. We note the assumption of 6 million units issued in your disclosure of the allocation of cost per unitholder on page 7. Please explain why you assume 6 million units when you are only registering 1 million units.

Prior Performance of the General Partner and Affiliates, page 31

5. Please revise to update and provide the missing disclosure in this section in your next amendment.

6. For the other funds managed by the same general partner, please disclose the historical relationship between the NAV and the trading price of the units. In addition, please include disclosure regarding how closely the NAV has tracked the benchmark index.

What is the Natural Gas Market and the Petroleum-Based Fuel Market, page 42

7. Please update the graph on page 43 if updated information is available.

What is the Plan of Distribution, page 49

8. You disclose towards the bottom of page 49 that the Authorized Purchaser's function will be to maintain an orderly market and establish bid and ask prices on the Exchange. On page 44, you have "market maker/specialist" listed underneath Authorized Purchaser. Please clarify if the Authorized Purchasers will act as market makers for your units.

Financial Statements and Notes

9. Tell us how your presentation of unaudited financial statements complies with Article 3 of Regulation S-X or revise accordingly.

Note 1 – Organization and Business

10. We note that Fund's organization expenses have funded by the General Partner and the Fund does not have any obligation or intention to reimburse such payments. If there is a commitment, intent or reasonable possibility that the General Fund will fund cash flow deficits or furnish other direct or indirect financial assistance to the Fund, please provide the financial statements of the General Partner.

Exhibits

11. Please file your tax and legal opinion with your next amendment or provide us with drafts of these opinions so that we have an opportunity to review them.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Staff Accountant at 202-551-3472 or Cicely Lamothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at 202-551-3386 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: W. Thomas Conner, Esq. (*via facsimile*)
James M. Cain, Esq.
Sutherland, Asbill & Brennan LLP